January 25, 2012

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

	Attention:	Larry Spirgel, Assistant Director
Paul Fischer, Attorney-Advisor

Re:	Acceleration Request for Brasil Telecom S.A.
Registration Statement on Form F-4 (Registration No. 333-176617)

Dear Mr. Spirgel and Mr. Fischer:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Brasil Telecom S.A. hereby respectfully requests that the effective date of Registration Statement on Form F-4, No. 333-176617, filed on September 1, 2011 and amended on January 18, 2012 and January 25, 2012 (the “Registration Statement”), be accelerated so that this Registration Statement may become effective by 5:00 p.m., New York City time, on January 27, 2012, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to Mark O. Bagnall of White & Case LLP at (305) 995-5225.

BRASIL TELECOM S.A.

By	/s/ Bayard de Paoli Gontijo
Name: Bayard de Paoli Gontijo
Title: Treasury Officer